UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Formula Systems (1985) Ltd.
(Name of Issuer)

Ordinary Shares, NIS 1.00 per share
(Title of class of securities)

346414-10-5
(CUSIP number)

Piotr Jakubowski Asseco Poland S.A. Olchowa 14 35-322 Rzeszow, Poland +48 17 888 55 55 with a copy to: Danielle D. Do, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

November 25, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 346414-10-5	13D	Page 2

1.	NAME OF REPORTING PERSON: Asseco Poland S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,823,602
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	6,823,602
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,823,602
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		50.2% (see Item 5)
14.	TYPE OF REPORTING PERSON:		CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, NIS 1.00 nominal par value per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5 HaPlada Street, Or Yehuda 60218, Israel.

Item 2.	Identity and Background.

This Statement is filed by Asseco Poland S.A. (“Asseco”), sometimes referred to herein as the “Reporting Person.”

Asseco is a Polish joint-stock company.  The principal business of Asseco is software production and development.  The principal business and office address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland.  The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of Asseco are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of Ordinary Shares is the working capital of Asseco and proceeds from a public offering by Asseco of its ordinary series J shares.  An aggregate of $141,967,048 was used to purchase the 6,823,602 Ordinary Shares beneficially owned by the Reporting Person as of December 3, 2010.

Item 4.	Purpose of Transaction.

The Ordinary Shares purchased by the Reporting Person were purchased as a strategic investment in the Issuer and its subsidiaries and affiliate companies engaged in the IT solutions and services business, with the intent of expanding the Reporting Person’s product offering and market reach.

In connection with the Reporting Person’s purchases of the Issuer’s Ordinary Shares, at the closing of the transactions described in Item 5 below, four of the Issuer's directors resigned from the Board of Directors (Naftali Shani, Shlomo Ness, Tal Barnoach and Shimon Laor), and the Reporting Person appointed Marek Panek and Marcin Rulnicki to the Issuer’s Board of Directors.

Asseco intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Asseco, it may acquire additional Ordinary Shares or other Issuer securities and/or financial instruments, or dispose of all or part of the Ordinary Shares, in open market transactions, privately negotiated transactions or otherwise.  Any acquisition or disposition may be effected by Asseco at any time without prior notice.

Representatives of the Reporting Person may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interests in the Securities of the Purchaser.

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of December 3, 2010, Asseco was the direct beneficial owner of 6,823,602 Ordinary Shares, representing approximately 50.2% of the Issuer’s outstanding Ordinary Shares and 51.7% of the voting rights in the Issuer (based on 13,596,000 Ordinary Shares outstanding and 13,200,000 Ordinary Shares entitled to vote, each as of July 1, 2010, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on July 7, 2010).

Except as disclosed in this Item 5(a) and (b), as of December 3, 2010, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any of the Issuer’s Ordinary Shares or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

(c)  On September 3, 2010, Asseco entered into a share purchase agreement with Emblaze Ltd. (“Emblaze”) (the “Share Purchase Agreement”), pursuant to which Asseco agreed to purchase from Emblaze 6,687,642 Ordinary Shares of the Issuer at a price of $20.805 per share (the “Emblaze Transaction”).  The Emblaze Transaction was subject to certain conditions set forth in the Share Purchase Agreement, including obtaining approval of the transaction from the shareholders of Emblaze.  Simultaneously with the execution of the Share Purchase Agreement, Asseco entered into an agreement (the “Option Agreement”) with Mr. Guy Bernstein, the Issuer’s Chief Executive Officer, pursuant to which Mr. Bernstein was given the right, at or shortly after the closing of the Emblaze Transaction, to sell to Asseco 135,960 Ordinary Shares of the Issuer at a price of $20.805 per share (the “Option”).  On November 25, 2010, all conditions to the Emblaze Transaction were satisfied and Asseco consummated the transaction.  On November 25, 2010, Mr. Bernstein provided Asseco with written notice of exercise of the Option.  Following the consummation of the Emblaze Transaction and the exercise of the Option, Asseco became the direct beneficial owner of 6,823,602 Ordinary Shares of the Issuer.

Except for the foregoing transactions, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)  Except as set forth in this Statement, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described elsewhere in this Statement, the Reporting Person has no contracts, arrangements, understandings or relationships relating to the Issuer’s Ordinary Shares which are required to be described hereunder.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Share Purchase Agreement, dated as of September 3, 2010, between Asseco Poland S.A. and Emblaze Ltd.

2	Option Agreement, dated as of September 3, 2010, between Asseco Poland S.A. and Guy Bernstein

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010

Asseco Poland S.A.

	By:	/s/ Adam Góral

	Name:	Adam Góral

	Title:	President of Management Board

Schedule A

Directors and Executive Officers of Asseco Poland S.A.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of Asseco Poland S.A. are set forth below.  The business address of each such director and executive officer is Olchowa 14, 35-322 Rzeszow, Poland.

Name and Position	Principal Occupation or Employment	Citizenship

Adam Góral	President of Management Board	Polish
Renata Bojdo	Vice President of Management Board	Polish
Przemysław Borzestowski	Vice President of Management Board	Polish
Tadeusz Dyrga	Vice President of Management Board	Polish
Marek Panek	Vice President of Management Board	Polish
Paweł Piwowar	Vice President of Management Board	Polish
Zbigniew Pomianek	Vice President of Management Board	Polish
Włodzimierz Serwiński	Vice President of Management Board	Polish
Przemysław Sęczkowski	Vice President of Management Board	Polish
Robert Smułkowski	Vice President of Management Board	Polish

Jacek Duch	Chairman of Supervisory Board	Polish
Adam Noga	Vice President of Supervisory Board	Polish
Dariusz Brzeski	Member of Supervisory Board	Polish
Artur Kucharski	Member of Supervisory Board	Polish
Andrzej Szukalski	Member of Supervisory Board	Polish

Exhibit Index

Exhibit No.	Description

1	Share Purchase Agreement, dated as of September 3, 2010, between Asseco Poland S.A. and Emblaze Ltd.

2	Option Agreement, dated as of September 3, 2010, between Asseco Poland S.A. and Guy Bernstein